SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC
                                   FORM U-6B-2
                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47,
P.36,620] adopted under the Public Utility Holding Company Act of 1935.

     Certificate  is  filed  by:  Union  Electric   Company  d/b/a  AmerenUE  (a
subsidiary of Ameren Corporation).

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

     1. Type of securities ("draft", "promissory note"): Union Electric Company issued its First Mortgage Bonds, Environmental Improvement Series 2004D, 2004E and 2004F on March 17, 2004, March 19, 2004, and
          March 22, 2004, respectively, to secure its existing obligations under the loan agreement dated as of March 1, 2000, as amended, between the Missouri State Environmental Improvement and Energy Resources Authority and Union Electric Company.
     2.   Issue, renewal or guaranty: Issue.
     3.   Principal amount of each security: $186,500,000.
     4. Rate of interest per annum of each security: Variable (reset by dutch auction on a periodic basis).
     5. Date of issue, renewal, or guaranty of each security: March 17, 2004 (Series 2004D), March 19, 2004 (Series 2004E) and March 22, 2004 (Series 2004F).
     6.   If renewal of security, give date of original issue: Not applicable.
     7.   Date of maturity of each security: March 1, 2035.
     8. Name of the person to whom each security was issued, renewed or guaranteed: UMB Bank & Trust, N.A., as trustee (the "Trustee") under the Amended and Restated Trust Indenture dated as of February 1, 2004, between the Missouri State Environmental Improvement and Energy Resources Authority and the Trustee.
     9. Collateral given with each security, if any: First Lien upon property of Union Electric Company pledged under the Indenture of Mortgage and Deed of Trust dated June 15, 1937.
     10. Consideration received for each security: Not applicable (securities were issued to collateralize outstanding Loan Agreement).
     11.  Application of proceeds of each security: Not applicable.
     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
          a)   the  provisions  contained in the first sentence of Section 6(b):
               Not applicable.
          b)   the provisions  contained in the fourth sentence of Section 6(b):
               Not applicable.
          c) the provisions contained in any rule of the Commission other than Rule U-48: [X].
     13.  If the  security or  securities  were exempt  from the  provisions  of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine

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          months for  purposes of the  exemption  from  Section  6(a) of the Act granted by the first sentence of Section 6(b): Not applicable.
     14.  If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
          Not applicable.
     15.  If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Sec. 250.48, P. 36,621] designate the rule under which exemption is claimed: Rule 52.


                                        Union Electric Company
                                            d/b/a AmerenUE



                                        By:  /s/ Lee R. Nickloy
                                           -----------------------------
                                                 Lee R. Nickloy
                                               Assistant Treasurer


Dated:  March 25, 2004